EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Income from continuing operations	$45,220	$40,610	$39,500	$36,130	$25,330
Excess/(shortfall) of dividends over earnings of affiliates owned less than 50 percent accounted for by the equity method	208	(537)	(411)	(513)	(475)
Provision for income taxes(1)	38,442	31,065	28,795	24,885	16,644
Capitalized interest	(123)	(182)	(162)	(89)	(180)
Minority interests in earnings of consolidated subsidiaries	1,647	1,005	1,051	795	773

	85,394	71,961	68,773	61,208	42,092

Fixed Charges:(1)
Interest expense—borrowings	243	179	184	200	182
Capitalized interest	515	558	532	443	515
Rental expense representative of interest factor	910	735	801	593	498
Dividends on preferred stock	—	—	—	7	5

	1,668	1,472	1,517	1,243	1,200

Total adjusted earnings available for payment of fixed charges	$87,062	$73,433	$70,290	$62,451	$43,292

Number of times fixed charges are earned	52.2	49.9	46.3	50.2	36.1

Note:

(1)	The provision for income taxes and the fixed charges include Exxon Mobil Corporation’s share of 50 percent-owned companies and majority-owned subsidiaries that are not consolidated.